Exhibit 3

NEWS RELEASE

North American Palladium Announces Second Quarter 2015 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, July 29, 2015 — North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (OTC MKT: PALDF) today announced financial and operational results for the second quarter ended June 30, 2015 from its Lac des Iles palladium mine (“LDI”) in northern Ontario.

Q2 2015 Results Summary

•                  During the second quarter the LDI mill was shut down from May 8 to June 26, and this had a materially adverse impact on operating and financial results for the period.

•                  Produced 22,904 ounces of payable palladium, a 42% decrease compared to the same period in 2014, at a cash cost per ounce(1) of US$750.

•                  Realized palladium selling price of US$758 per ounce, giving a palladium operating margin of US$8 per ounce, or US$0.2 million.

•                  Revenue of $27.3 million, a decrease of $23.2 million or 46% compared to the same period in 2014.

•                  Adjusted EBITDA(1) of negative $4.0 million, a decrease of $14.5 million compared to $10.5 million for the same period in 2014.

•                  Invested $7.8 million in capital expenditures and $1.8 million in exploration expenses.

Restart and Water Balance Update

On June 26, 2015, the Company successfully restarted its milling operations at LDI which had been suspended since early May due to water balance issues. The initial mill start-up was at 8,400 tonnes per day (“tpd”) and, for a period in July, the milling rate was increased to 11,500 tpd. At the time of the resumption of milling operations the Company had a significant stockpile of underground ore at surface available for processing. The milling rate is expected to average 8,400 tpd as per the 2015 plan and the underground stockpile on surface is expected to be depleted before blending of underground ore with surface stockpiles recommences.

The Company expects to finalize the design that addresses its tailings requirements for the foreseeable future. Continuing to run the mill at 8,400 tpd for the remainder of 2015 will allow for the implementation of this long-term tailings management solution. Stakeholder consultations are ongoing, engineering designs are nearing completion and permits are expected to be received in due course.

The Company’s action plan to reduce and mitigate the potential downstream impact of the release includes: extensive monitoring and sampling of the receiving watershed; engaging experts to monitor the receiving water bodies and to advise on dam integrity and overall mitigation plans; check dams to slow the flow of water; and, silt fencing in place on the in and out flows of each receiving body of water.

As at July 28, 2015, monitoring indicates that the water quality in the downstream water bodies has essentially returned to background levels that existed before the discharge occurred. Suspended solids, aluminum and iron which were previously identified as being above permitted discharge limits are now at or below those limits. All tests to date indicate no adverse impact to aquatic life. While the potential longer term impact of the discharge on the environment, if any, has yet to be determined, recent test results suggest that the impact will be negligible and the Company is working with experts in the field to prepare and implement a monitoring and remediation plan in consultation with First Nations groups and the Ministry of the Environment and Climate Change.

2015 Guidance Review

The Company also announced today that it is putting its 2015 guidance under review with a negative revision expected. This decision was made due to a number of factors, including the impact of the suspension of milling operations, the recent decline in palladium and other payable metal prices, as well as additional costs incurred due to the remediation related to the water balance issues. The Company expects to provide an update on guidance during the third quarter.

Recapitalization

The Company has entered into an agreement with Brookfield Capital Partners Ltd. (“Brookfield”) aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity (the “Recapitalization”). On July 30, 2015, meetings of shareholders and debenture holders will be held to vote on the Recapitalization. If the Recapitalization is not approved, the Company has agreed to pursue proceedings under creditor protection legislation. A holder of convertible debentures holding approximately 54% of the Company’s convertible debentures has executed an agreement to support the Recapitalization. The Company’s obligations to employees, trade creditors, equipment leases and suppliers will not be affected by the Recapitalization.

The Recapitalization will be effected by way of a court approved plan of arrangement. Additional information regarding the Recapitalization transaction is included in the Company’s management proxy circular dated June 30, 2015 that is filed with the provincial securities regulatory authorities and the SEC and can be obtained at www.sedar.com or www.sec.gov.

Financial Update(2)

Q2 2015

Revenue for the second quarter was $27.3 million compared to $50.5 million in the second quarter of 2014. The decrease in revenue was primarily due to the adverse impact of the mill shutdown in May and June. During the second quarter, the Company realized a palladium selling price of US$758 per ounce.

Net loss for the quarter was $96.8 million or $0.25 per share compared to a net loss of $10.0 million or $0.03 per share in the same quarter last year.  The increase in the net loss is primarily due to a non-cash change in the carrying value of the senior secured term loan to include prepayment fees ($66.8 million) related to the Recapitalization transaction, and to the impact of the mill shutdown in May and June.

Adjusted EBITDA(1) (which excludes income and mining tax expense, interest and other income, interest, debt revaluation and other costs, financing costs, depreciation and amortization, exploration, foreign exchange gains and losses and mine restoration and mitigation costs) was negative $4.0 million in the second quarter, compared to $10.5 million in second quarter last year.

Financial Liquidity

As at June 30, 2015, the Company had cash and cash equivalents of $21.2 million compared to $10.4 million as at March 31, 2015.

On June 18, 2015, Brookfield made available a US$25 bridge loan to fund short term liquidity requirements related to the recent mill shutdown. The bridge loan is available in two tranches, matures on September 15, 2015 and bears interest at 16%. On June 19, 2015, the Company drew down the first US$15 million tranche of the bridge loan and on July 14, 2015 drew down on the second US$10 million tranche.

Lac des Iles Operations

Q2 2015 Production

In the second quarter of 2015, the Company’s LDI mine produced 22,904 ounces of payable palladium at a total cash cost of US$750 per ounce(1) compared to US$510 in the same period in 2014. The increase in cash cost in the second quarter of 2015 was mostly due to the impact of the mill shutdown in May and June.

During the first quarter, 625,093 tonnes of ore were mined and processed at LDI from underground and surface stockpiles with an average palladium grade of 3.3 grams per tonne.  During the second quarter, the LDI mill processed 336,142 tonnes of ore at a combined average palladium mill head grade of 2.8 grams per tonne, at an 82.8% palladium recovery rate.

Production costs per tonne milled in the three months ended June 30, 2015 were $76 compared to $58 per tonne in the same period 2014.  The increase was primarily due to the impact of the 36% decrease in tonnes milled due to the mill shutdown in May and June.

Underground mining continued during the mill shutdown in the second quarter of 2015 and consisted of 438,555 tonnes (4,819 tonnes per day) at an average grade of 4.3 g/t palladium compared to 263,904 tonnes (2,900 tonnes per day) at an average palladium grade of 4.9 g/t in the same period in the prior year.  In the second quarter of 2015, 186,538 tonnes of the low grade surface stockpile and tailings at an average grade of 1.0 g/t palladium was processed compared to 243,041 tonnes at an average grade of 1.0 g/t in the prior year.

In the second quarter of 2015, the Company entered into a new three year collective agreement with its hourly employees that runs from June 1, 2015 to May 31, 2018.

Exploration

Exploration expenditures for the three months ended June 30, 2015 were $1.8 million compared to $1.9 million in the same period in 2014. The change was primarily due to an early start to the 2015 exploration program and a subsequent curtailment of the program in light of the mill shutdown.

Q2 2015 Conference Call & Webcast Details

Date:	Thursday, July 29, 2015
Time:	10:00 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-229-4144 or 1-416-216-4169 (PIN: 9404636, followed by # sign)
Replay:	1-888-843-7419 or 1-630-652-3042 (PIN: 9404636, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

Technical Information and Qualified Persons

Mr. James Gallagher, the Company’s Chief Operating Officer and a Qualified Person under National Instrument 43-101, has reviewed and approved all technical items disclosed in this news release.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company’s shares trade on the TSX under the symbol PDL and on the OTC Pink under the symbol PALDF.

For further information, please contact:

John Vincic

Telephone: 416-360-7374

Email: IR@nap.com

Notes:

(1) Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

(2) NAP’s unaudited interim condensed consolidated financial statements for the quarter ended June 30, 2015 are available in the Appendix of this news release. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com and www.sec.gov.

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘target’, ‘plan’, ‘should’, ‘could’, ‘estimate’, ‘guidance’, and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s strategy, plans or future financial or operating performance, such as statements with respect to, long term fundamentals for the business, operating performance expectations, project timelines, production forecasts, operating and capital cost estimates, expected mining and milling rates, cash balances, projected grades, mill recoveries, metal price and foreign exchange rates and other statements that express management’s expectations or estimates of future performance. Forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices and foreign exchange rates may fluctuate, the risk that the LDI mine may not perform as planned, that the Company may not be able to meet production forecasts, the possibility that the Company may not be able to generate sufficient cash to service its indebtedness and may be forced to take other actions, inherent risks associated with development, exploration, mining and processing including environmental risks and risks to tailings capacity, employment disruptions, including in connection with collective agreements between the Company and unions, the risks associated with obtaining necessary licenses and permits and uncertainty regarding the ability to consummate the Recapitalization. For more details on these and other risk factors see the Company’s most recent Annual Information Form / Form  40-F on file with Canadian provincial securities regulatory authorities and the SEC.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will be able to consummate the Recapitalization, that the Company will be able to continue normal business operations at its Lac des Iles mine, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no significant disruptions affecting operations, and that prices for key mining and construction supplies, including labour, will remain consistent with the Company’s expectations. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Condensed Interim Consolidated Balance Sheets

(expressed in millions of Canadian dollars)

(unaudited)

	June 30	December 31
	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	$21.2	$4.1
Accounts receivable	40.4	75.4
Inventories	27.3	14.9
Other assets	4.8	3.6
Total Current Assets	93.7	98.0
Non-current Assets
Mining interests	449.9	452.8
Total Non-current Assets	449.9	452.8
Total Assets	$543.6	$550.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$29.3	$28.8
Credit facilities	60.5	36.8
Current portion of obligations under finance leases	5.3	4.6
Current portion of long-term debt	289.2	7.3
Total Current Liabilities	384.3	77.5
Non-current Liabilities
Income taxes payable	0.1	0.1
Asset retirement obligations	16.3	15.8
Obligations under finance leases	11.9	14.2
Long-term debt	38.5	218.8
Total Non-current Liabilities	66.8	248.9
Shareholders’ Equity
Common share capital and purchase warrants	868.4	866.4
Stock options and related surplus	9.9	9.7
Equity component of convertible debentures, net of issue costs	6.9	6.9
Contributed surplus	8.9	8.9
Deficit	(801.6)	(667.5)
Total Shareholders’ Equity	92.5	224.4
Total Liabilities and Shareholders’ Equity	$543.6	$550.8

Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in millions of Canadian dollars, except share and per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Revenue	$27.3	$50.5	$91.3	$99.2
Mining operating expenses
Production costs	25.6	30.3	67.2	60.1
Smelting, refining and freight costs	2.7	4.1	9.4	8.3
Royalty expense	1.0	2.2	3.5	4.3
Depreciation and amortization	4.6	8.2	13.2	18.5
Inventory pricing adjustment	—	—	0.5	—
Loss (gain) on disposal of equipment	(0.2)	0.8	(0.1)	1.2
Mine restoration and mitigation costs	3.7	—	3.7	—
Total mining operating expenses	37.4	45.6	97.4	92.4
Income (loss) from mining operations	(10.1)	4.9	(6.1)	6.8
Other expenses
Exploration	1.8	1.9	4.3	2.6
General and administration	2.2	2.6	5.0	5.2
Interest and other income	(2.4)	(2.6)	(1.1)	(2.4)
Interest costs, prepayment fee and other	81.6	16.0	93.5	29.0
Financing costs	7.5	4.3	7.9	8.4
Foreign exchange loss (gain)	(4.0)	(7.3)	18.4	0.6
Total other expenses	86.7	14.9	128.0	43.4
Loss before taxes	(96.8)	(10.0)	(134.1)	(36.6)
Income tax recovery	—	—	—	—
Loss and comprehensive loss for the period	$(96.8)	$(10.0)	$(134.1)	$(36.6)
Loss per share
Basic and Diluted	$(0.25)	$(0.03)	$(0.34)	$(0.13)
Weighted average number of shares outstanding
Basic and Diluted	393,690,541	349,555,798	392,244,645	291,537,189

Condensed Interim Consolidated Statements of Cash Flows

(expressed in millions of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Cash provided by (used in) Operations
Loss for the period	$(96.8)	$(10.0)	$(134.1)	$(36.6)
Operating items not involving cash
Depreciation and amortization	4.6	8.2	13.2	18.5
Inventory pricing adjustment	—	—	0.5	—
Accretion expense (recovery)	4.3	(0.2)	6.3	(0.4)
Share-based compensation and employee benefits	0.1	0.6	0.5	1.0
Unrealized foreign exchange loss (gain)	(0.2)	(7.0)	21.7	0.6
Loss (gain) on disposal of equipment	(0.2)	0.8	(0.1)	1.2
Interest expense and other	75.0	12.5	86.1	25.9
Financing costs	7.5	4.3	7.9	8.4
	(5.7)	9.2	2.0	18.6
Changes in non-cash working capital	12.1	(13.0)	25.1	(39.2)
	6.4	(3.8)	27.1	(20.6)
Financing Activities
Issuance of convertible debentures, net of issue costs	—	33.0	—	61.4
Credit facilities	17.3	—	18.4	6.1
Net proceeds of bridge loan	17.6	—	17.6	—
Repayment of obligations under finance leases	(1.2)	(0.9)	(2.3)	(1.7)
Interest paid	(14.6)	(0.1)	(23.0)	(1.5)
Other financing costs	(7.5)	(0.4)	(7.9)	(0.9)
	11.6	31.6	2.8	63.4
Investing Activities
Additions to mining interests, net	(7.8)	(5.6)	(13.4)	(8.5)
Proceeds on disposal of mining interests, net	0.6	0.2	0.6	0.2
	(7.2)	(5.4)	(12.8)	(8.3)
Increase in cash	10.8	22.4	17.1	34.5
Cash and cash equivalents, beginning of the period	10.4	21.9	4.1	9.8
Cash and cash equivalents, end of the period	$21.2	$44.3	$21.2	$44.3
Cash and cash equivalents consisting of:
Cash	$21.2	$44.3	$21.2	$44.3
Foreign exchange included in cash balance	$3.7	$1.7	$3.7	$1.7